PMU News Release #10-08 TSX & NYSE AMEX Symbol: PMU August 19, 2010

PACIFIC RIM NOTIFIES NYSE AMEX OF ITS INTENT TO DELIST

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), has filed a notification with NYSE Amex Equities (“NYSE Amex”) to voluntarily delist its common shares from the exchange. The Company’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”) and once delisted from NYSE Amex, will automatically trade on the Over the Counter Bulletin Board in the US. As the Company remains a Securities and Exchange Commission (“SEC”) registrant, it is concurrently commencing a listing application for the Over the Counter QX (“OTCQX”) platform, a more rigorous OTC trading platform option available to SEC-registered issuers.

On November 12, 2009 the Company announced it received notice from the NYSE Amex that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company submitted a Compliance Plan (the “Plan”) on December 11, 2009. On February 11, 2010 the Company announced it had been notified by NYSE Amex that the Plan had been accepted. Details of the NYSE Amex notifications are provided in the Company’s news releases #09-09 and #10-02 dated November 12, 2009 and February 11, 2010 respectively.

The Company’s Plan included several key milestones, the most critical of which was to improve shareholders’ equity through a financing based on one or more of receipt of the El Dorado permit, resolution of the CAFTA action or the acquisition and exploration of a new project. The mid-plan milestone of increasing shareholders’ equity to a minimum of US $6 million has not been met and as a result the Company believes it is not meeting the terms of its Plan. Furthermore, the Company is not able to ascertain with confidence whether it will be in a position to regain full compliance with the NYSE Company Guide by the end of the Plan period (May 2011) as the majority of the factors on which ongoing compliance would be predicated are outside of the Company’s control.

The Company’s strategy over the past few months has been to work towards obtaining resolution of the permit issue before raising capital in a weak market to avoid diluting shareholders. The Company continues to try to negotiate with the El Salvadoran government in order to obtain the mining permit, which is expected to enable the Company to raise capital more efficiently to develop the El Dorado project and continue with additional exploration in the Americas while minimizing dilution. In addition the Company is searching for new exploration projects that will benefit its shareholders.

While the acquisition of a new exploration project is currently being pursued, the level of financing, on that basis alone, required to regain compliance with NYSE Amex’s Company Guide would, in the opinion of management, be onerous and dilutive to existing shareholders. Rather, the Company believes that if and when it is successful in acquiring a new exploration project, its financing requirements should be based on its exploration objectives and value objectives rather than the objective of the NYSE Amex.

Lastly, as the Company has greatly reduced its level of business activity at a time when listing costs and standards continue to escalate, management believes ongoing listing on NYSE Amex is not currently practicable.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

To effect the delisting, the Company intends to file with the Securities and Exchange Commission a Form 25, Notification of Removal from Listing and/or Registration, on or about August 30, 2010. The Company expects that trading of its shares on the NYSE AMEX will be terminated on or about September 9, 2010. Until the AMEX delisting becomes effective on or about September 9, 2010, the Company’s common stock will continue to trade on the NYSE AMEX under the symbol “PMU” with “.BC” after its trading symbol to reflect its non-compliance with the NYSE AMEX listing requirements.

About Pacific Rim
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company also owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its focus.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the date on which a Form 25 will be filed; the date on which the Company’s common shares will cease to trade on NYSE Amex; the Company’s success in achieving an OTCQX listing; and, the potential acquisition of a new exploration project. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.
The TSX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com